PLAN AND AGREEMENT OF REORGANIZATION


     This Plan and Agreement of Reorganization (this "Agreement") is entered into on this 22 day of May, 1998, by and among SoftLock Services, Inc, a Delaware corporation ("SoftLock"), Fieldcrest Corp., a Delaware corporation subject to the reporting requirements imposed pursuant to Section 15(d) of the Securities Exchange Act of 1934 ("Fieldcrest"), and Jonathan Schull ("Principal Stockholder").


PLAN OF REORGANIZATION

     The transaction contemplated by this Agreement is to be a reorganization under Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended. Fieldcrest will acquire up to 100% of SoftLock's issued and outstanding common stock, $.01 par value per share (the "SoftLock Stock" or the "SoftLock Shares"), in exchange for up to 354,861,000 shares of Fieldcrest's common stock, par value $.00001 per share (the "Common Stock").


AGREEMENT

     1. Transfer of SoftLock Shares. All stockholders of SoftLock (the "Stockholders" or the "SoftLock Stockholders"), as of the date of closing as such term is defined in Section 3 hereof (the "Closing" or the "Closing Date"), shall transfer, assign, convey and deliver to Fieldcrest at the date of Closing, certificates representing 100% of the SoftLock Shares or such lesser percentage as shall be acceptable to Fieldcrest (95%). The transfer of the SoftLock Shares shall be made free and clear of all liens, mortgages, pledges, encumbrances, or charges, whether disclosed or undisclosed, except as the SoftLock Stockholders and Fieldcrest shall have otherwise agreed in writing.

     2.     Issuance of Exchange Stock to SoftLock Stockholders.

     (a) As consideration for the transfer, assignment, conveyance and delivery of the SoftLock Stock hereunder, Fieldcrest shall, at the Closing, issue to the SoftLock Stockholders, pro rata in accordance with each Stockholder's percentage ownership of SoftLock immediately prior to the Closing (in accordance with Exhibit A attached hereto), certificates representing up to 354,861,000 shares of Fieldcrest Common Stock (the "Exchange Stock") which shall represent approximately 90% of the outstanding Common Stock of Fieldcrest immediately following the Closing of this Agreement. The parties intend that the 354,861,000 shares being issued will be used to acquire any shares issuable pursuant to any investment in SoftLock subscribed for prior to the Closing, including any shares issued or to be issued in connection with the private placement of SoftLock common stock contemplated by Section 11(w) herein.

     (b) The issuance of the Exchange Stock shall be made free and clear of all liens, mortgages, pledges, encumbrances, or charges, whether disclosed or undisclosed, except as the SoftLock Stockholders and Fieldcrest shall have otherwise agreed in writing. As provided herein, and immediately prior to the Closing, Fieldcrest shall have issued and outstanding not more than 39,429,000 shares of Common Stock and not more than 34,725,000 Class A Warrants, 34,725,000 Class B Warrants, 1,000,000 Class C Warrants, and 1,000,000 Class D Warrants, and shall not have any shares of preferred stock issued and outstanding.

     (c) None of the Exchange Stock issued to the Stockholders, nor any of the SoftLock Stock transferred to Fieldcrest hereunder shall, at the time of Closing, be registered under federal securities laws but, rather, shall be issued pursuant to an exemption therefrom and be considered "restricted stock" within the meaning of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Act"). All of such shares shall bear a legend worded substantially as follows:

"The shares represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") and are 'restricted securities' as that term is defined in Rule 144 under the Act. The shares may not be offered for

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sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act, or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company."

The respective transfer agents of Fieldcrest and SoftLock shall annotate their records to reflect the restrictions on transfer embodied in the legend set forth above. There shall be no requirement that Fieldcrest register the Exchange Stock under the Act, nor shall SoftLock or the Stockholders be required to register any SoftLock Shares under the Act.

     3. Closing. The Closing of the exchange shall take place on a date chosen by mutual agreement of SoftLock and Fieldcrest within sixty (60) days from the date of this Agreement, unless a later time shall be mutually agreed upon by the parties.

     4.     Deliveries at Closing.

     (a)     SoftLock and the Stockholders shall deliver to Fieldcrest, at
Closing:

               (1) certificates representing all shares, or an amount of shares acceptable to Fieldcrest (95%), of the SoftLock Stock as described in
Section 1, each endorsed in blank by the registered owner;

               (2) an agreement from each Stockholder surrendering their shares agreeing to a restriction on the transfer of the Exchange Stock as described in Section 11(c);

               (3) a copy of a consent of SoftLock's board of directors authorizing SoftLock to take the necessary steps toward Closing the transaction described by this Agreement;

               (4) a copy of a Certificate of Good Standing for SoftLock issued not more than thirty days prior to Closing by the Secretary of State of Delaware;

           (5) an agreement from that number of Stockholders owning, in the aggregate, immediately prior to the Closing, at least 60% of the SoftLock Shares to vote the Exchange Stock issued to them in favor of a proposal to amend Fieldcrest's Certificate of Incorporation to adjust the authorized shares of Common Stock to a number as would permit the recipients of the Fieldcrest Options (as that term is defined in subsection (e) herein) to exercise their respective options.


     (b) Fieldcrest shall deliver to the SoftLock Stockholders, at Closing, certificates representing the Exchange Stock, in the names of the appropriate Stockholders, each in the appropriate denomination, as described in Section 2.

     (c) Fieldcrest shall deliver to the new Fieldcrest Board, appointed pursuant to Section 11(l) below, at Closing:

               (1)     all of Fieldcrest's corporate records;

     (2) a copy of a consent of Fieldcrest's board of directors authorizing Fieldcrest to take the necessary steps toward Closing the transaction described by this Agreement and electing the new directors designated by SoftLock effective as of the Closing; and

               (3) a copy of a Certificate of Good Standing for Fieldcrest issued not more than thirty days prior to Closing by the Secretary of State of Delaware.

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(d)      Each holder of more than 1,000,000 restricted shares of Fieldcrest
Common Stock, as of the date of Closing, shall deliver to the new Fieldcrest Board at the Closing an agreement as described in Section 11(r).

     (e) Fieldcrest shall deliver, as soon as practicable after Closing, to such persons as shall then be holders of options to purchase SoftLock common stock, options to purchase Common Stock of Fieldcrest (individually, a "Fieldcrest Option") to replace the outstanding options to purchase SoftLock common stock (individually, a "SoftLock Option"), if any, that are listed on Exhibit A to this Agreement. Each Fieldcrest Option shall have the same aggregate exercise price as the respective SoftLock Option and shall entitle the respective SoftLock Option holder to purchase that number of shares of Fieldcrest Common Stock that is equal to the product of the following two numbers: (1) the conversion ratio applicable to the SoftLock Stockholders in the Exchange, and (2) the number of SoftLock shares issuable under the SoftLock Option immediately prior to the Closing. Fieldcrest's obligation to deliver the Fieldcrest Options to each holder of SoftLock Options shall be conditioned upon: (i) obtaining approval from Fieldcrest stockholders for an amendment to its Certificate of Incorporation to adjust the authorized shares of Common Stock to a number as would permit the recipients of the Fieldcrest Options to exercise their respective options, (ii) receipt of certificates representing the SoftLock Options, and (iii) receipt of agreements from those persons surrendering their SoftLock Options similar to the agreements required pursuant to Section 11(c).

     5. Representations and Warranties of SoftLock and Principal Stockholder, Limitation on Recourse. Subject to the schedule of exceptions, attached hereto as Exhibit B and incorporated herein by this reference, which schedule shall be acceptable to Fieldcrest, SoftLock represents and warrants to Fieldcrest, and Principal Stockholder represents and warrants to Fieldcrest, to his best knowledge, as follows:

     (a) Organization and Standing of SoftLock. SoftLock is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. SoftLock's books and records are complete and correct and have been maintained with good business practice since November 1, 1996 and since that date accurately reflect in all material respects the transactions to which they relate. Copies of SoftLock's Certificate of Incorporation, and all amendments thereof to date, certified by the proper Delaware officials and of SoftLock's bylaws as amended to date, together with all minutes of stockholder and directors' meetings since November 1, 1996, certified by SoftLock's acting secretary, will be delivered to Fieldcrest prior to Closing and will be complete and correct as of the date of delivery of said documents. The same shall be subject to the review and approval of counsel for Fieldcrest.

     (b) Capitalization. The aggregate number of shares of common stock, $.01 par value per share, which SoftLock is authorized to issue is 6,000,000, of which 1,510,764 shares are currently issued and outstanding. All of such outstanding shares are validly issued, fully paid and nonassessable. SoftLock's Certificate of Incorporation does not authorize the issuance of any other classes of stock. SoftLock also has outstanding the following options as of the date of this Agreement:

               (i) options to purchase 22,200 shares of SoftLock common stock at exercise prices ranging from $1.08 to $3.50 per share;

               (ii) options to purchase 139,017 shares of SoftLock common stock at exercise prices ranging from $0.35 to $3.50 per share, granted to outside directors and consultants; and

               (iii) options to purchase 225,000 shares of SoftLock common stock at an exercise price of $0.8133 per share.

According to SoftLock's books and records, SoftLock currently has sixty-three (63) stockholders, and all stockholders are currently residents of one of the following jurisdictions: California, Colorado, Connecticut, District of Columbia, Florida, Kansas, Kentucky, Maryland, Massachusetts, New Hampshire, New Jersey, New York, North Carolina, Pennsylvania, Rhode Island, Tennessee, Texas, Utah, Virginia or Washington. To the best of SoftLock's knowledge and no claim or notice of any such claim has been

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received by SoftLock, all securities issued by SoftLock as of the date of this
Agreement, and in the current private placement, have been and will be issued in compliance with all applicable state and federal laws

     (c) Financial Statements. SoftLock will deliver to Fieldcrest, prior to Closing, a copy of SoftLock's audited financial statements for the past two fiscal years ending December 31, 1997, which will be true and complete and will have been prepared in accordance with generally accepted accounting principles and Regulation S-X appearing in Title 17 of the Code of Federal Regulations ("Regulation S-X").

     (d) Absence of Undisclosed Liabilities. Except to the extent reflected in this Agreement including in the Exhibits or reserved against in SoftLock's audited balance sheet as of December 31, 1997, which will be delivered to Fieldcrest prior to Closing in accordance with the immediately preceding paragraph, SoftLock as of such date had no contractual liabilities of any nature, whether accrued, absolute, contingent, or otherwise.

(e) Absence of Certain Changes. Except as disclosed in Exhibit B, since December 31, 1997, there has not been, and as of the Closing there will not be, (i) any change in SoftLock's financial condition, assets, liabilities, or business other than changes in the ordinary course of business, none of which, taken individually or considered together with other changes, has been materially adverse, and (ii) any damage, destruction, or loss, whether or not covered by insurance, materially and adversely affecting SoftLock's properties or business.

(f)     Intellectual Property; Computer Software.

 i) Exhibit C sets forth a complete and correct list of (A) all trademarks, trade names, service marks, user names, service names and brand names (whether or not any of the same are registered), and all copyrights and patents, together with all registrations and applications for registrations of the foregoing, if any, applicable to or used in the business of SoftLock; (B) the owner of such intellectual property and any registration thereof; and (C) a complete list of all licenses granted by or to SoftLock with respect to any of the above. Except as set forth in Exhibit C, all such trademarks, trade names, service marks, service names, user names, brand names, copyrights, and patents are owned by SoftLock free and clear of all liens, claims, security interests, and encumbrances. SoftLock is not currently in receipt of any notice of any violation of, and, to the best of its knowledge, SoftLock is not violating, the rights of others in any trademark, trade name, service mark, user name, copyright, patent, trade secret, know-how, or other intangible asset, except such as would not have a material adverse effect.

 ii) Exhibit C contains a complete and accurate list of all software owned by SoftLock, ("Owned Software"). Except as set forth on Exhibit C, SoftLock has title to the Owned Software, free and clear of all claims, including claims or rights of employees, agents, consultants, customers, licensees, or other parties involved in the development, creation, marketing, maintenance, enhancement or licensing of such computer software. Except as set forth on Exhibit C, and except for commercially available, over-the-counter "shrink-wrap" software, the Owned Software is not dependent on any Licensed Software (as defined in subsection (iii) below) in order to fully operate in the manner in which it is intended. No Owned Software which is considered by SoftLock to be a trade secret has been published or disclosed to any other parties, except pursuant to contracts requiring such other parties to keep the Owned Software confidential. To the best of Softlock's knowledge, no such other party has breached any such obligation of confidentiality, except such breaches as would not have a material adverse effect.

 iii) Exhibit C contains a complete and accurate list of all software (other than commercially available over-the-counter software) under which SoftLock is a licensee, lessee, or otherwise has obtained the right to use (the "Licensed Software"). Exhibit C also sets forth a list of all license, fees, rents, royalties, or other charges that SoftLock is required or obligated to pay with respect to Licensed Software. SoftLock has the right and license to use, sublicense, modify and copy Licensed Software as set forth in the respective license, lease or similar agreement pursuant to which the Licensed Software is licensed to SoftLock, free of any other limitations or encumbrances, and

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SoftLock is in compliance in all material respects with all applicable provisions of such agreements. Except as disclosed in Exhibit C, none of the Licensed Software has been incorporated into or made a part of any Owned Software or any other Licensed Software. SoftLock has not published or disclosed any Licensed Software to any other party except, in the case of Licensed Software that SoftLock leases or markets to others, in accordance with and as permitted by any license, lease, or similar agreement relating to the Licensed Software and except pursuant to contracts requiring such other parties to keep the Licensed Software confidential or as would not have a material adverse effect on SoftLock's business or financial condition. To the best of SoftLock's knowledge, no party to whom SoftLock has disclosed Licensed Software has breached such obligation of confidentiality, except such breaches as would not have a material adverse effect on SoftLock's business or financial condition.

 iv) The Owned Software and Licensed Software and commercially available over-the-counter "shrink-wrap" software constitute all software used in the business of SoftLock (collectively, the "SoftLock Software"). The Exchange contemplated herein will not cause a breach or default under any licenses, leases or similar agreements relating to the SoftLock Software or impair SoftLock's or Fieldcrest's ability to use the SoftLock Software in the same manner as such computer software is currently used by SoftLock. To the best of its knowledge, SoftLock is not infringing any intellectual property rights of any other person or entity with respect to the SoftLock Software.

     (g) Title to Properties. SoftLock has good and marketable title to all of its properties and assets, real and personal, tangible and intangible, none of which is subject to any security interest, mortgage, pledge, lien, encumbrance, or charge, except for liens, if any, shown on SoftLock's audited balance sheet as of December 31, 1997, or on Exhibit D prepared in compliance with subsection (j) below as securing specified liabilities set forth therein (with respect to which no default exists) and, except for minor imperfections of title and encumbrances, if any, which are not substantial in amount, do not materially detract from the value of the properties subject thereto, or materially impair SoftLock's operations and have arisen in the ordinary course of business.

     (h) Accounts Receivable. SoftLock represents that, except to the extent disclosed in Exhibit B to this Agreement or reserved against on its balance sheet as of December 31, 1997, it is not aware of any material accounts and contracts receivable existing that in its judgment would be uncollectible.

     (i) Litigation. Except as disclosed in Exhibit B to this Agreement, there is no litigation or proceeding pending, or to SoftLock's knowledge threatened, against or relating to SoftLock, its properties, or business, nor does SoftLock know or have reasonable grounds to know, of any basis for any such action, or of any governmental investigation relative to SoftLock, its properties, or business. SoftLock is not, and on the Closing Date will not be, in default under or with respect to any judgment, order, writ, injunction or decree of any court or of any federal, state, municipal or other governmental authority, department, commission, board, agency or other instrumentality; and, to the best of SoftLock's knowledge, SoftLock has, and on the Closing Date will have, complied in all material respects with all laws, rules, regulations and orders applicable to it and to its business, if any, except as disclosed in Exhibit B.

     (j) Exhibits Relating to Certain Matters. Exhibit D, attached hereto, contains a complete and accurate recitation of the following documents: a description of all liens, mortgages, charges, and encumbrances that are outstanding with respect to any of the properties and assets of SoftLock; a list of all leases wherein SoftLock is either lessor or lessee; a description of all other written or oral contracts, commitments, agreements, and other contractual obligations to which SoftLock is a party (other than those already listed in Exhibit C attached hereto); a list of all insurance policies carried by SoftLock; a description of all bonus, pension, profit sharing, retirement, stock purchase, stock option, hospitalization, insurance, and other executive or employee compensation or benefit plans to which SoftLock is a party; a list of all notes payable of SoftLock; and, a list of all notes and contracts receivable of SoftLock.

     (k) Contracts. SoftLock is not a party to any contract, except contracts described in Exhibits C or D. To the best of its knowledge,

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SoftLock has in all material respects performed all obligations required to be performed by it to date and is not in default in any material respect under any agreements, leases, or other documents to which it is a party, except as disclosed in Exhibit C or D to this Agreement.

     (l) Taxes. Except as described in Exhibit B, since 1996 SoftLock has filed in correct form, or has received proper extensions to file, all federal and state income tax returns due with respect to all periods through the end of its last fiscal year, and all real and personal property tax schedules, franchise, sales or use tax returns, and all federal and state employment and withholding tax returns that are required to be filed, and has paid all taxes as shown on the said returns and all assessments received by it to the extent that such taxes and assessments have become due. The Internal Revenue Service ("IRS") has not examined any income tax returns of SoftLock, nor has the IRS notified SoftLock of its intent to audit any federal income tax returns of SoftLock that have been filed with the IRS.

     (m) Authority to Execute Agreement. The Board of Directors of SoftLock, pursuant to the power and authority legally vested in it, has duly authorized the execution and delivery by SoftLock of this Agreement, and has duly authorized each of the transactions hereby contemplated. A copy of the Consent of Board of Directors of SoftLock authorizing such action is attached hereto as Exhibit E and incorporated herein by this reference. SoftLock has the power and authority to execute and deliver this Agreement, to consummate the transactions hereby contemplated and to take all other actions required to be taken by it pursuant to the provisions hereof. SoftLock has taken all actions required by law, its Certificate of Incorporation, as amended, its Bylaws, as amended, or otherwise to authorize the execution and delivery of this Agreement. This Agreement is valid and binding upon SoftLock and the Principal Stockholder in accordance with its terms. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation or breach of the Certificate of Incorporation, as amended, or the Bylaws, as amended, of SoftLock, or any agreement, stipulation, order, writ, injunction, decree, law, rule or regulation applicable to SoftLock.

     (n) Finder's Fees. SoftLock and the Principal Stockholder are not, and on the Closing Date will not be, liable or obligated to pay any finder's, agent's or broker's fee arising out of or in connection with this Agreement or the transactions contemplated by this Agreement.

     (o) Disclosure. No representation or warranty by SoftLock in this Agreement, nor any statement or certificate hereto, or in connection with the transactions contemplated hereby, knowingly contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained therein not misleading.

     (p) Compliance. To the best of its knowledge and, except as described in the Exhibits hereto, SoftLock has complied in all material respects with all applicable laws, orders and regulations of federal, state, municipal and/or other governments and/or any instrumentality thereof, domestic or foreign, currently applicable to its assets and to the business conducted by it.

The liability of SoftLock and of the Principal Stockholder for the breach of any representation or warranty made herein shall not exceed $1 million. No claim shall be made against SoftLock and/or the Principal Stockholder for the breach of any representation or warranty made herein unless the claim exceeds $5,000 ("Eligible Claim") and all Eligible Claims in the aggregate exceed $100,000. Any claim shall be decided by arbitration in accordance with
Section 20 herein. Any claim against SoftLock shall be satisfied by SoftLock by payment of cash, transfer of assets or issuance of shares of Fieldcrest (based on the fair market value of the shares at the time of issuance and, in any event, the number of shares issuable to satisfy a claim against SoftLock shall not exceed 62,000,000 shares), which method shall be at SoftLock's sole option. The only remedy that Fieldcrest shall have against the Principal Stockholder under this Agreement shall be the right to receive the return and surrender to Fieldcrest, by binding arbitration as provided in Section 20, of up to 62,000,000 of the Exchange Stock received by the Principal Stockholder (based upon the fair market value of the shares at the date of the arbitrator's decision) pursuant to the terms and conditions of this Agreement. Principal Stockholder agrees to refrain from transferring, pledging or otherwise assigning a total of 62,000,000 shares of his Exchange Stock until the expiration of the claims period set forth in Section 14

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herein; however, if any Eligible Claims are made prior to expiration of the claims period set forth, the Principal Stockholder agrees to the continued restrictions on transfer until such time as those Eligible Claims are finally determined. Consistent with the intent of this provision, the Principal Stockholder agrees that the certificate(s) evidencing such shares shall bear a legend as to the special transfer restrictions imposed by this paragraph.

     6.     Access and Information.  Subject to the protections provided by
Section 13 herein, SoftLock shall give to Fieldcrest and to Fieldcrest's counsel, accountants, and other representatives full access during normal business hours throughout the period prior to the Closing, to all of SoftLock's properties, books, contracts, commitments, and records, including information concerning products and customer base, and patents held by, or assigned to, SoftLock, and furnish Fieldcrest during such period with all such information concerning SoftLock's affairs as Fieldcrest reasonably may request.

     7. Representation and Warranties of Fieldcrest. Fieldcrest represents and warrants as follows:

     (a) Organization and Standing of Fieldcrest. Fieldcrest is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Fieldcrest's books and records are complete and correct and have been maintained with good business practice and accurately reflect in all material respects the transactions to which they relate. Copies of Fieldcrest's Certificate of Incorporation, and all amendments thereof to date, certified by the proper Delaware officials, and of Fieldcrest's bylaws as amended to date, together with all minutes of stockholders' and directors' meetings, certified by Fieldcrest's Secretary, will be delivered to SoftLock prior to Closing and shall be complete and correct as of the date of delivery of said documents. The same shall be subject to the review and approval of counsel for SoftLock.

     (b) Subsidiaries. Fieldcrest has, as of the date of this Agreement, no subsidiaries.

     (c) Capitalization. As of the date of this Agreement, the aggregate number of shares of common stock, par value $.00001 per share, which Fieldcrest is authorized to issue is 500,000,000 of which 39,429,000 shares are currently issued and outstanding. In addition, there are 34,725,000 Class
A Common Stock Purchase Warrants and 1,000,000 Class C Common Stock Purchase Warrants issued and outstanding, each of which warrant is exercisable for one share of common stock at a price of $.08 per share and 34,725,000 Class B
Common Stock Purchase Warrants and 1,000,000 Class D Common Stock Purchase Warrants issued and outstanding, each of which warrant is exercisable for one share of common stock at a price of $.10 per share. Except for those Class A, Class B, Class C and Class D Common Stock Purchase Warrants, no options or right s to purchase common stock or preferred stock are currently, or will be as of the Closing, outstanding. The aggregate number of shares of preferred stock, par value $.00001 per share, which Fieldcrest is authorized to issue is 20,000,000, of which no shares are issued and outstanding.

     (d) Financial Statements. Fieldcrest has delivered to SoftLock copies of all of Fieldcrest's audited financial statements for the fiscal years ended March 31, 1996 and 1997 and will deliver, prior to Closing, audited financial statements for the fiscal year ended March 31, 1998, all of which are (or, as to the financial statements not yet delivered, will be) true and complete and have been prepared, or will have been prepared as the case may be, in accordance with generally accepted accounting principles and Regulation S-X.

     (e) Absence of Undisclosed Liabilities. Except to the extent reflected or reserved against in Fieldcrest's balance sheet as of March 31, 1998, which will be delivered to SoftLock prior to Closing in accordance with the immediately preceding paragraph, Fieldcrest as of such date had no liabilities of any nature, whether accrued, absolute, contingent, or otherwise.

     (f) Absence of Certain Changes. Fieldcrest is engaged in no business and conducts no operations. Since March 31, 1998, there has not been any material change in Fieldcrest's financial condition, assets or liabilities, except the incurring of expenses in connection with securities laws compliance matters and the acquisition of SoftLock.

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     (g)     Litigation.  There is no litigation or proceeding pending, or to
Fieldcrest's knowledge threatened, against or relating to Fieldcrest, nor does Fieldcrest know or have reasonable grounds to know, of any basis for any such action, or of any governmental investigation relative to Fieldcrest. Fieldcrest is not, and on the Closing Date will not be, in default under or with respect to any judgment, order, writ, injunction or decree of any court or of any federal, state, municipal or other governmental authority, department, commission, board, agency or other instrumentality; and Fieldcrest has, and on the Closing Date will have, complied in all material respects with all laws, rules, regulations and orders applicable to it, if any.

     (h) Contracts. Fieldcrest is not a party to any contract (except a letter agreement with Fieldcrest's auditors in connection with an audit of Fieldcrest's financial statements for the fiscal year ended March 31, 1998 and a certain Warrant Agent Agreement, dated Agust 20, 1991), nor is Fieldcrest a party to any written or oral commitment for capital expenditures. Fieldcrest has in all material respects performed all obligations required to be performed by it to date and is not in default in any material respect under any agreements or other documents to which it was a party.

 i) SEC Filings. As of the date of this Agreement, Fieldcrest has filed with the Securities and Exchange Commission ("SEC") all registration statements, financial statements, applications, reports, schedules, forms, proxy statements and all other instruments, documents and written information (collectively, the "SEC Filings") required to be filed by Fieldcrest under the Act and the Securities Exchange Act of 1934. At the date hereof, none of the SEC Filings contains or, on the Closing Date, will contain any untrue statement of a material fact or omits or, on the Closing Date, will omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances in which they were made or shall have been made, not misleading.

     (j) Authority to Execute Agreement. The Board of Directors of Fieldcrest, pursuant to the power and authority legally vested in it, has duly authorized the execution and delivery by Fieldcrest of this Agreement and the Exchange Stock, and has duly authorized each of the transactions hereby contemplated. A copy of the Consent of Board of Directors of Fieldcrest authorizing such action is attached hereto as Exhibit F and incorporated herein by this reference. Fieldcrest has the power and authority to execute and deliver this Agreement, to consummate the transactions hereby contemplated and to take all other actions required to be taken by it pursuant to the provisions hereof. Fieldcrest has taken all the actions required by law, its Certificate of Incorporation, as amended, its bylaws, as amended, or otherwise to authorize the execution and delivery of the Exchange Stock pursuant to the provisions hereof. This Agreement is valid and binding upon Fieldcrest in accordance with its terms. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation or breach of the Certificate of Incorporation, as amended, or the bylaws, as amended, of Fieldcrest, or any agreement, stipulation, order, writ, injunction, decree, law, rule or regulation applicable to Fieldcrest. Upon issuance, the Exchange Stock shall be validly issued, fully paid and non-assessable.

     (k) Finder's Fees. Fieldcrest is not, and on the Closing Date will not be, liable or obligated to pay any finder's, agent's or broker's fee arising out of or in connection with this Agreement or the transactions contemplated by this Agreement.

     (l) Disclosure. No representation or warranty by Fieldcrest in this Agreement, nor any statement or certificate furnished or to be furnished to SoftLock or the Stockholders pursuant hereto, or in connection with the transactions contemplated hereby, knowingly contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained therein not misleading.

     (m)     Taxes.   Fieldcrest has filed in correct form, or has received
proper extensions to file, all federal and state income tax returns due with respect to all periods through the end of its last fiscal year, and all real and personal property tax schedules, franchise, sales or use tax returns, and all federal and state employment and withholding tax returns that are required to be filed, and has paid all taxes as shown on the said returns and all assessments received by it to the extent that such taxes and assessments have become due. The Internal Revenue Service ("IRS") has not examined any income tax returns of Fieldcrest, nor has the IRS notified Fieldcrest of its intent to audit any federal income tax returns of Fieldcrest that have been filed with the IRS.

(n) Registration Rights. Except to the extent set forth on page iii of Fieldcrest's Prospectus, dated February 12, 1991, which pertains to Fieldcrest's obligations in favor of its Class A and B warrantholders, and except its obligations to Class C and D warrantholders which have certain piggyback registration rights, Fieldcrest has not granted any registration rights to holders of Fieldcrest warrants or to holders of restricted Common Stock.

(o) Cooperation After Closing. Fieldcrest will use its best efforts to cause its sole officer and director, who will be resigning all such positions with Fieldcrest as a condition to the Closing, to cooperate, after Closing, in all reasonable respects with Fieldcrest's new management by providing, upon request, background and information about Fieldcrest. Notwithstanding any of the foregoing, Fieldcrest disclaims liability with respect to any SoftLock information provided to SoftLock shareholders in connection with the Exchange.

     8.     Access and Information.  Subject to the protections provided by
Section 13 herein, Fieldcrest shall give to SoftLock, the SoftLock
Stockholders and their counsel, accountants, and other representatives full acce ss, during normal business hours throughout the period prior to the Closing, to all of Fieldcrest's properties, books, contracts, commitments, and records, if any, and shall furnish SoftLock and the SoftLock Stockholders during such period with all such information concerning Fieldcrest's affairs as SoftLock and the SoftLock Stockholders reasonably may request.

     9. Conduct of SoftLock Business Pending Closing. SoftLock and the Principal Stockholder, to the extent within the Principal Stockholder's control, covenant that pending the Closing:

     (a) SoftLock's business will be conducted only in the ordinary course.

     (b) No change will be made in SoftLock's Certificate of Incorporation or bylaws and, except as described in the next sentence, no change will be made in SoftLock's issued shares of stock, other than such changes as may be first approved in writing by Fieldcrest. Fieldcrest hereby acknowledges and agrees that SoftLock will continue its efforts to raise additional capital through the sale of its common stock throughout the period prior to the Closing in order to satisfy the condition precedent to Closing described in subsection 11 (w).

     (c) No contract or commitment will be entered into by or on behalf of SoftLock, or indebtedness otherwise incurred, except in the ordinary course or as may be pre-approved in writing by Fieldcrest.

     (d) No dividends shall be declared, no stock options shall be granted no, other than normal, increases in compensation to employees, including officers, shall be declared and no new employment agreements, shall be entered into with officers or directors of SoftLock, except as may be first approved in writing by Fieldcrest.

     (e) Except as otherwise requested by Fieldcrest, SoftLock will use its best efforts (without making any commitment on Fieldcrest's behalf) to preserve SoftLock's business organization intact; to keep available to SoftLock the services of its present officers and employees; and to preserve the goodwill of those having business relations with SoftLock.

     (f) Neither SoftLock nor the Principal Stockholder may discuss or negotiate with any other corporation, firm or person, or entertain or consider any inquiries or proposals relating to the possible disposition of its shares of capital stock, or its assets, and SoftLock and the Principal Stockholder will cause SoftLock to conduct business only in the ordinary course. Notwithstanding the foregoing, SoftLock shall be free to engage in activities mentioned in the preceding sentence which are designed to further the mutual

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interests of the parties to this Agreement and are not inconsistent with the reorganization contemplated by this Agreement.

          10. Conduct of Fieldcrest Pending Closing. Fieldcrest covenants that, pending the Closing:

     (a) No change will be made in Fieldcrest's Certificate of Incorporation or bylaws or in Fieldcrest's authorized or issued shares of stock, except as may be first approved in writing by SoftLock.

     (b) Fieldcrest will not discuss or negotiate with any other corporation, firm or other person, or entertain or consider any inquiries or proposals relating to the possible disposition of its shares of capital stock, or its assets, and will conduct business only in the ordinary course. Notwithstanding the foregoing, Fieldcrest shall be free to engage in activities mentioned in the preceding sentence which are designed to further the mutual interests of the parties to this Agreement and are not inconsistent with the reorganization contemplated by this Agreement.

     (c) No dividends shall be declared, no stock options granted and no employment agreements shall be entered into with officers or directors of Fieldcrest, except as may be first approved in writing by SoftLock.

     11. Conditions Precedent to Closing. All obligations of Fieldcrest, SoftLock and the Principal Stockholder under this Agreement are subject to the fulfillment, prior to or at the Closing, of all conditions elsewhere herein set forth, including, but not limited to, receipt by the appropriate party of all deliveries required by Section 4 herein, and fulfillment, prior to the Closing, of each of the following conditions:

     (a) SoftLock's, the Principal Stockholder's and Fieldcrest's representations, warranties and covenants contained in this Agreement shall be true at the time of Closing as though such representations, warranties and covenants were made at such time.

     (b) SoftLock, the Principal Stockholder and Fieldcrest shall have performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by each prior to or at the Closing.

     (c) Each SoftLock Stockholder acquiring Exchange Stock will be required, at Closing, to submit an agreement confirming that all the Exchange Stock received will be acquired for investment and not with a view to, or for sale in connection with, any distribution thereof, and agreeing not to transfer any of the Exchange Stock for a period of one year from the date of the Closing, except to those persons approved by legal counsel to Fieldcrest as falling within an exemption from registration under the Securities Act of 1933 and any applicable state securities laws, which transfers do not constitute a public distribution of securities, and in which the transferees execute an investment letter in form and substance satisfactory to counsel for Fieldcrest. Each SoftLock Stockholder acquiring Exchange Stock will be required to transfer to Fieldcrest at the Closing his/her respective SoftLock Shares, free and clear of all liens, mortgages, pledges, encumbrances or changes, whether disclosed or undisclosed.

     (d) Each of the SoftLock Stockholders who shall tender SoftLock Stock at Closing shall have provided Fieldcrest with a "Letter of Acceptance and Investor Qualification," substantially in the form of Exhibit H hereof ("Acceptance Letter") and dated as of the date of the Closing. Upon inspection of the Acceptance Letters, Fieldcrest must be satisfied that each such Stockholder, together with his investment advisors, if any, (i) has been provided by Fieldcrest with such information and such access to the respective books and records and management of Fieldcrest and SoftLock as to warrant a conclusion that the issuance of Exchange Stock to the Stockholder will enjoy an exemption under Regulation D from the registration requirements of the Act and (ii) has availed himself of such information and access to the degree he thought necessary or desirable for purposes of making an investment in the Exchange Stock.

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

     (e) Fieldcrest shall have been presented with, and shall have approved, an updated version of Exhibits A,B,C and D, prepared by SoftLock, current as of the Closing.

     (f) Each party shall have received favorable opinions from the other party's counsel on such matters in connection with the transactions contemplated by this Agreement as are reasonable.

     (g) Each party shall have satisfied itself that since the date of this Agreement the business of the other party has been conducted in the ordinary course. In addition, each party shall have satisfied itself that no withdrawals of cash or other assets have been made, other than in the ordinary course, and no indebtedness has been incurred since the date of this Agreement, except with respect to services rendered or expenses incurred in connection with the Closing of this Agreement, unless said withdrawals or indebtedness were either authorized by the terms of this Agreement or subsequently consented to in writing by the parties.

     (h) Except as disclosed in the Exhibits hereto, each party covenants that, to the best of its knowledge, it has complied in all material respects with all applicable laws, orders and regulations of federal, state, municipal and/or other governments and/or any instrumentality thereof, domestic or foreign, applicable to their assets, to the business conducted by them and to the transactions contemplated by this Agreement.

     (i) Fieldcrest shall have provided to SoftLock audited financial statements of Fieldcrest for the three most recently completed fiscal years prepared in accordance with generally accepted accounting principles and with Regulation S-X.

     (j) SoftLock shall have provided to Fieldcrest audited financial statements of SoftLock for the two most recently completed fiscal years, prepared in accordance with generally accepted accounting principles and Regulation S-X, together with unaudited financial statements in the same form for the quarter ended March 31, 1998. Such unaudited financial statements of SoftLock shall include the following schedules: Schedule of Assets; Schedule of Notes Payable; Schedule of Accounts Payable; and Schedule of Notes Receivable or, in their absence, an affirmation that such items do not exist. SoftLock shall also provide, as of a date within ten days of Closing, an update of any material change in the aforementioned schedules.

(k) Each party shall have granted to the other party (acting through its management personnel, counsel, accountants or other representatives designated by it) full opportunity to examine its books and records, properties, plants and equipment, proprietary rights and other instruments, rights and papers of all kinds in accordance with Sections 6 and 8 hereof; and each party shall be satisfied to proceed with the transactions contemplated by this Agreement upon completion of such examination and investigation.

     (l) Effective as of the Closing Date, Fieldcrest's sole executive officer and sole director shall resign her respective positions and/or offices by tendering a written resignation. Immediately prior to said resignations, Fieldcrest's sole director shall appoint as members of Fieldcrest's new board, those persons designated by SoftLock to fill said director positions, with such appointments to be effective as of the Closing. Fieldcrest's sole officer and director may designate, at any time within twelve months following the Closing, one person to serve in the capacity as an advisor to the Board of Directors. The Fieldcrest advisor so designated shall be entitled to notice of, and to attend, all Board meetings for a minimum period of one year following the Closing and shall have the right to be reimbursed for all travel expenses to attend meetings and shall receive the same compensation as any "outside" director or advisor, if any, of Fieldcrest is entitled to receive.

     (m) All press releases, stockholder communications, SEC Filings and other publicity generated by Fieldcrest or SoftLock regarding the transactions contemplated by this Agreement shall have been reviewed and approved by the other party before their release to the public or any governmental agency.

     (n) If Stockholders, who in the aggregate own five percent (5%) or more of the SoftLock Shares, dissent from the proposed share exchange, or are unable or for any reason refuse to transfer any or all of their SoftLock Shares to Fieldcrest in accordance with Section 1 of this Agreement, Fieldcrest, at its option, may terminate this Agreement.

     (o) Each party shall have satisfied itself that all transactions contemplated by this Agreement, including those contemplated by the exhibits attached hereto, shall be legal and binding under applicable statutory and case law of the State of Delaware, including, but not limited to, Delaware's securities laws and all other applicable state securities laws.

     (p) The Exchange shall be approved by the stockholders of SoftLock, or by the stockholders of Fieldcrest, if deemed necessary or appropriate by counsel for the same, within thirty (30) days following execution of this Agreement. If such a meeting is deemed necessary, the management of SoftLock, or of Fieldcrest as the case may be, agrees to recommend approval to their Stockholders and to solicit proxies in support of the same.

     (q) Either Fieldcrest or SoftLock shall have entered into an employment contract with Jonathan Schull, such contract to be satisfactory to the parties and have a term lasting at least two years from the date of this Agreement, and, if the contract be with SoftLock, that Fieldcrest shall have ratified, adopted, and confirmed the contract.

     (r) All holders of Fieldcrest restricted common stock in excess of one million shares shall execute agreements in form and substance satisfactory to SoftLock and Fieldcrest whereby they agree that 75% of their restricted shares shall not be sold for a period of twelve months following Closing, except that private sales may be made to purchasers who agree to be bound by the provisions of the lock-up agreement.

     (s) SoftLock agrees, immediately following the closing of this Agreement, to use its best efforts to amend Fieldcrest's Certificate of Incorporation to: (i) change Fieldcrest's name to SoftLock Services, Inc., or to a name that is substantially similar; and (ii) adjust the authorized number of shares of common stock in such a manner as to establish a sufficient reserve of shares issuable upon exercise of the Fieldcrest Options to be granted as a replacement for the SoftLock Options.

     (t) SoftLock shall have raised at least $500,000 in connection with the private placement of 142,857 shares of SoftLock common stock at a purchase price of $3.50 per share.


     12. Termination. This Agreement may be terminated prior to Closing, and the contemplated transactions abandoned, without liability to either party, except with respect to the obligations of Fieldcrest, SoftLock and the SoftLock Stockholders under Section 13 hereof:

          (a)     by mutual consent of the parties;

     (b) by Fieldcrest or SoftLock, if in the reasonable belief of either party there has been a material misrepresentation or breach of warranty on the part of any other party in the representations and warranties set forth in the Agreement;

     (c) by the Principal Stockholder if, in his reasonable belief, there has been a material misrepresentation or breach of warranty on the part of Fieldcrest in the representations and warranties set forth in the Agreement;

     (d) by either Fieldcrest, SoftLock or the Principal Stockholder if the Closing of the Exchange shall not have occurred by the Closing Date;

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

     (e) by Fieldcrest or SoftLock if, one party shall determine in its opinion or that of its counsel, the Exchange does not qualify for exemption from registration under applicable federal and state securities laws, or qualification, if obtainable, cannot be accomplished, in Fieldcrest's or SoftLock's opinion or that of its counsel, without unreasonable expense or effort;

     (f) by Fieldcrest or SoftLock if one party shall determine in its opinion or that of its counsel, the Exchange cannot be consummated under Delaware or other relevant state corporate law or, if consummation is possible, that it cannot be accomplished, in Fieldcrest's opinion or that of its counsel, without unreasonable expense or effort;

     (g) by Fieldcrest, SoftLock or the Principal Stockholder if one party shall determine in its sole discretion that the Exchange has become inadvisable or impracticable by reason of the institution or threat by state, local, or federal governmental authorities or by any other person of material litigation or proceedings against any party [it being understood and agreed that a written request by any governmental authority for information with respect to the Exchange, which information could be used in connection with such litigation or proceedings, may be deemed to be a threat of material litigation or proceedings regardless of whether such request is received before or after the signing of the Agreement];

     (h) by Fieldcrest or SoftLock if the business or assets or financial condition of the other, taken as a whole, have been materially and adversely affected, whether by the institution of litigation or by reason of changes or developments or in operations in the ordinary course of business or otherwise;

     (i) by Fieldcrest if it shall appear to Fieldcrest that SoftLock shall not be able to obtain within a reasonable amount of time after Closing all consents and approvals of all governmental authorities, having any jurisdiction over the business of SoftLock, or if such authorities shall withdraw any approvals, licenses, or permits given to SoftLock;

     (j) by Fieldcrest if, in its sole discretion, it should appear that the combined entity will not be auditable;

     (k) by SoftLock if Fieldcrest fails to perform material conditions set forth in Section 11 herein;

     (l) by SoftLock if examination of Fieldcrest's books and records pursuant to Section 8 herein uncovers a material deficiency;

     (m) by Fieldcrest if SoftLock fails to perform material conditions set forth in Section 11 herein; and,

     (n) by Fieldcrest if examination of SoftLock' books and records pursuant to Section 6 herein uncovers a material deficiency.

     13. Confidentiality. While each party is obligated to provide access to and furnish information in accordance with Sections 6 and 8 herein, it is understood and agreed that such disclosures and information subsequently obtained as a result of such disclosures are proprietary and confidential in nature. Each party agrees to hold such information in confidence and not to reveal any such information to any person who is not a party to this Agreement, or an officer, director or key employee thereof, and not to use the information obtained for any purpose other than assisting in its due diligence inquiry precedent to the Closing. Upon request of any party, a confidentiality agreement, acceptable to the disclosing party, will be executed by any person selected to receive such proprietary information, prior to receipt of such information.

     14. Nature and Survival of Representations; Limitation for Claims All statements contained in any certificate or other instrument delivered by or on behalf of SoftLock, the Principal Stockholder or Fieldcrest, pursuant hereto, or in connection with the transactions contemplated hereby, shall be deemed representations and warranties by SoftLock, the Principal Stockholder or Fieldcrest, respectively, and shall survive the closing for a period of

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

fourteen (14) months. There shall be an additional two month period (sixteen(16) months total) in which a claim may be asserted against SoftLock, Fieldcrest or the Principal Stockholder hereunder in accordance with Section 20 herein, after which all claims hereunder of any kind or nature or for whatever cause shall be barred.

     15.     Binding Agreement.

     (a) This Agreement shall become binding upon the parties when, but only when, it shall have been signed on behalf of all parties.

     (b) Subject to the condition stated in subsection (a), above, this Agreement shall be binding upon, and inure to the benefit of, the respective parties and their legal representatives, successors and assigns.

     16. Construction. This Agreement is intended to be performed in the State of New York, and shall be construed and enforced in accordance with the laws of that State.

     17. Notices. All notices, requests, demands, and other communications hereunder shall be in writing, and shall be deemed to have been duly given if delivered or mailed, first class postage, prepaid, to SoftLock, at 399 Alexander Street, Rochester, New York 14607, Attention: Jonathan Schull, President, or if to Fieldcrest, at 48 Ponderosa Place, Ridgeway, Colorado 81432, Attention: Heather Zane Anderson, President; or if to the SoftLock Stockholders, to the addresses indicated beneath each Stockholder's name as set forth in Exhibit A hereto.

     18. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     19.     [Reserved]

     20.     Arbitration.
Any controversy, claim or dispute arising out of or relating to this Agreement or the breach, termination, enforcement, interpretation or validity thereof, including the determination of the scope or applicability of this Agreement, shall be determined by arbitration in the City of Rochester, New York, in accordance with the law of the State of New York, provided, however, that nothing in this Section shall restrict the right of either party to apply to a court of competent jurisdiction for emergency relief pending final determination of a claim by arbitration in accordance with this Section. All arbitration shall be conducted in accordance with the rules and regulations of the American Arbitration Association by a panel of three arbitrators, one selected by each party and the third selected by the other two arbitrators. Each party shall pay their own expenses associated with such arbitration, including the expenses of any arbitrator selected by such party and 50% of the expenses of the third arbitrator. The decision of the arbitrator shall be binding upon the parties and judgment in accordance with that decision may be entered in any court having jurisdiction thereof.

     21. Enforceability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereto hereby waive any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

SOFTLOCK SERVICES, INC.                    FIELDCREST CORP.



By:\s\Jonathan Schull                                By:\s\Heather Zane Anderson
     Jonathan Schull, President                         Heather Zane Anderson,
President

     14

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PRINCIPAL STOCKHOLDER




Jonathan Schull

EXHIBIT LIST

     Exhibit A --     Stockholders of SoftLock Services, Inc. and Allocation
of Exchange Stock; Holders of SoftLock Options

     Exhibit B --     Schedule of Exceptions to Representations and Warranties
of SoftLock Services, Inc.

     Exhibit C --     Description of Intellectual Property

Exhibit D --     Description of Liens, Mortgages, Charges and Encumbrances of
SoftLock Services, Inc.

     Exhibit E --     Consent of Board of Directors of SoftLock Services, Inc.

     Exhibit F --      Consent of Board of Directors of Fieldcrest Corp.

Exhibit G --      Fieldcrest Stockholders - Shares Subject to Lock-up



Exhibit H --     Letter of Acceptance and Investor Qualification

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